SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001-65
Corporate Registry (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING

Date, time and venue:	September 27, 2005, at 3 pm, at the company’s headquarters located at Rua Verbo Divino nº 1.356, São Paulo – SP.

Attendance:	Board Members representing the required quorum, in accordance with the signatures below.

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:

Date, time and venue:
1. To approve the Company’s capital stock increase due to the exercise of the call option granted to the executive board, as authorized and approved in the Board of Directors Meeting held on November 3, 2004, December 21, 2004 and May 10, 2005, and in the Special Stockholders Meeting held on February 4, 2005. In view of this fact, the Companys capital stock increased from R$3,388,419,058.96 (three billion, three hundred, eighty eight million, four hundred nineteen thousand, fifty eight reais and ninety six centavos) to R$3,388,615,744.96 (three billion, three hundred, eighty eight million, six hundred fifteen thousand, seven hundred forty four reais and ninety six centavos), on demand of a private subscription issuance, within the limit authorized capital, of 561,960 (five hundred and sixty one thousand, nine hundred and sixty) preferred shares, all non-par value, registered book-entry shares, at a price of R$0.35 (thirty five centavos) per share, corresponding to R$ 196,686.00 (one hundred ninety six thousand, six hundred and eighty six reais). Due to this approval, there is an amendment made to the wording of Art. 5 main section of the Company’s Bylaws, which shall henceforth have the following wording:

Art. 5 - The Company’s Capital Stock is R$3,388,615,744.96 (three billion, three hundred and eighty-eight million, six hundred and fifteen thousand, seven hundred forty four reais and ninety six cents), divided into 1,573,518,496 (one billion, five hundred and seventy-three million, five hundred and eighteen thousand, and four hundred and ninety-six) common shares and 2,283,808,305 (two billion, two hundred and eighty-three million, eight hundred and eight thousand, three hundred and five) preferred shares, all non-par registered book-entry shares. The Capital Stock should be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the Paragraph 1, of the Article 170 of the Law 6404/76.

2. Having all the board members, which had participated in the Company’s capital restructuring process already exercised their call option granted by the Company, totaling 3,449,275 (three million, four hundred and forty nine thousand, two hundred and seventy five) preferred shares subscribed, confirming, in this meeting, that the 50,725 (fifty thousand, seven hundred and twenty five) preferred shares remaining from the process will not be issued by the Company. Therefore, the Call Option Plan granted to the executive board that participated in the Company’s capital restructuring process is closed.

CLOSING AND SIGNATURE: Closing: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up, which, after being read, were approved and signed by all attending board members, as well as the Secretary and participant invited. Signatures: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: André Müller Borges. Board of Directors: Jorge Luiz de Barros Nóbrega, Sérgio Lourenço Marques, Stefan Alexander, Rossana Fontenele Berto, Luis Henrique Martinez Gonçalves, Juarez de Queiroz Campos Jr., Marcos da Cunha Carneiro, Carlos Henrique Moreira, Jorge da Gama Braga Neto, Antonio Oscar de Carvalho Petersen Filho, João Adalberto Elek Jr. and Edgard Lobão dos Santos.

This is a free English translation of the original instrument drawn up in the company’s records.

_______________________
André Müller Borges
– Secretary–

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.